# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RADIUS RECYCLING, INC., CIK 0000912603
CUSIP: 806882106
Title of class of securities: Class A
Address of issuer's principal executive offices: 222 SW COLUMBIA ST, 222 SW COLUMBIA ST, PORTLAND, Oregon (OR), 97201
Date of event which requires filing of this statement: 07/14/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001396835-25-000011
Filed by CIK 0001396835

## Reporting persons
- ALPINE ASSOCIATES MANAGEMENT INC.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: RADIUS RECYCLING, INC.
Address of issuer's principal executive offices: 222 SW COLUMBIA ST, 222 SW COLUMBIA ST, PORTLAND, OREGON, 97201.

## Item 2. Person Filing
Name of person filing: Alpine Associates Management Inc.
Address of principal business office or, if none, residence:
249 Royal Palm Way, Suite 400
Palm Beach, FL 33480
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: None
Percent of class: 0.00%
Sole power to vote or to direct the vote: None
Shared power to vote or to direct the vote: None
Sole power to dispose or to direct the disposition: None
Shared power to dispose or to direct the disposition: None

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- ALPINE ASSOCIATES MANAGEMENT INC.: Christian Marzullo, Chief Operating Officer (10/14/2025)